Exhibit 99.2

                               GILMAN CIOCIA, INC.
                                11 Raymond Avenue
                          Poughkeepsie, New York 12603

                                                          _______________,  2008

Dear Stockholders:

      We are sending you this letter as a holder of our common stock ("Common Stock") as of the record date of April 14, 2008 ("Record Date"), in connection with our offering of non-transferable subscription rights ("Subscription Rights") which may be exercised to acquire shares of our Common Stock (the "Rights Offering"). We have described the Subscription Rights and the Rights Offering in the enclosed Prospectus and evidenced the Subscription Rights by a Subscription Agreement registered in your name.

      As described in the enclosed Prospectus, you are entitled to one Subscription Right for each share of Common Stock that you own. You may purchase up to four shares of Common Stock for each Subscription Right exercised (the "Basic Subscription Rights"). As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would have the right to purchase 4,000 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Rights. In addition, if you fully exercise your Basic Subscription Rights, you will also be entitled to subscribe for and purchase additional shares of Common Stock that are not purchased by other rights holders through their Basic Subscription Rights (the "Over-Subscription Right"). If the number of shares remaining after the exercise of all Basic Subscription Rights is not sufficient to satisfy all requests for shares pursuant to Over-Subscription Right, each oversubscribing holder will be allocated additional shares of Common Stock pro rata, based on the number of shares such holder purchased through the Basic Subscription Rights in proportion to the total number of shares that such holder and other oversubscribing holders purchased through the Basic Subscription Rights. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the rights offering.

      Enclosed are copies of the following documents:

            1.    The Prospectus;

            2. The stockholder Subscription Agreement with Instructions for Use of the stockholder Subscription Agreement; and

            3. A return envelope addressed to Corporate Stock Transfer, Inc. as the subscription agent for the Rights Offering.

      We request that you carefully review the Prospectus which describes how you may participate in this Rights Offering. If you wish to participate in the Rights Offering, you must complete and return your stockholder Subscription Agreement (including the Substitute Form W-9 contained therein) to the subscription agent, together with payment for such Subscription Rights, in the enclosed return envelope. As indicated in the Prospectus, there is a limited period of time during which you will be able to exercise the Subscription Rights and purchase shares of our Common Stock in the Rights Offering. We therefore suggest that you act promptly if you wish to participate in the Rights Offering.

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      The Subscription Rights are not transferable and will not be listed for trading on any national or other securities exchange or the Nasdaq Stock Market or through any other quotation medium.

      Neither Gilman Ciocia, Inc. nor its Board of Directors is making any recommendation as to whether or not you should exercise your Subscription Rights. You should make your decision based on your own assessment of your best interests after reading the Prospectus.

      On behalf of the Board of Directors, we thank you for your support and confidence and look forward to continuing to serve you.

      If you have any questions about the Rights Offering, or require additional copies of the enclosed documents, please contact our Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022, attention Arthur B. Crozier, or you may call Innisfree M&A Incorporated at (212) 750-5837 (Toll-free in the United States (888) 750-5834.

                                       Very truly yours,


                                       --------------------------------------
                                       Michael  Ryan, Chief Executive Officer